

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2011

Via E-mail
James L. McCulloch
Senior Vice President, General Counsel and Secretary
Forum Energy Technologies, Inc.
920 Memorial City Way, Suite 800
Houston, Texas 77024

    Re: Forum Energy Technologies, Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed October 21, 2011
            File No. 333-176603

Dear Mr. McCulloch:

       We have reviewed your amended registration statement and letter dated October 21, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We remind you of comments 3, 4, 5 and 6 in our letter dated October 3, 2011. In this regard, please file the legality opinion (if necessary, in draft form) as an exhibit to your next amendment. Please ensure that you allow sufficient time for our review.

2.   Please monitor the need to provide updated financial information in your next amendment.

Business, page 91

New product development and intellectual property, page 125

3.   Your response to prior comment 23 from our letter dated October 3, 2011 indicates that amounts expended on company-sponsored research and development were not "significant". Confirm to us, if true that these amounts were also not material.

4.   Disclosure in various parts of your filing, including this section, the prospectus summary and risk factors, discusses the importance of research and development to your future success. In view of this stated importance, revise the disclosure here, or elsewhere in your filing, to clarify, if true, that you have not expended material amounts on research and development activities during your three most recent fiscal years. Additionally, describe your intentions with respect to research and development expenditures in future periods.

Legal Proceedings, page 129

5.   We note your response to our prior comment 25, in which you advise us that "[t]hese cases do not include requests for a specific amount of damages in the applicable claims." Please enhance your disclosure by including a statement to that effect in your filing.

Index to financial statements, page F-1

Forum Energy Technologies, Inc. and Subsidiaries

Note 2. Summary of Significant Accounting Policies, page F-15

Revenue recognition and deferred revenue, page F-20

6.   We note your response to prior comment number 34 from our letter dated October 3, 2011. Explain to us in greater detail the basis for your conclusion that the percentage of completion method of revenue recognition is appropriate for the arrangements identified in your response. Specifically, explain to us how you have considered the guidance in FASB ASC paragraph 605-35-15-6a. As part of your response, please address the following:

•   Clarify the extent to which the products are customized as compared to manufactured to customer specification from among a choice of standard selections or options;

•   Clarify the extent to which the products are sold in the ordinary course of business through your normal marketing channels;

- Clarify the number of cases where products are manufactured for inventory as compared to manufactured for delivery under an existing customer order;

- Clarify how much of a final product results from standard work as compared to custom work; and,

- Tell us of any instances where a product began production intended for inventory and was subsequently designated for delivery under an existing contract or any instances where a product originally intended for delivery under an existing customer contract was subsequently designated for inventory. Explain your accounting under such circumstances.

7. With regard to the revenue arrangements accounted for using the percentage of completion method, provide us the following:

- Describe for us any refund rights that your customers have;

- Tell us when title to the equipment passes to the customer; and,

- Describe the customer rights and obligations in the event an arrangement is cancelled prior to completion and acceptance. In this regard, tell us whether the customer is obligated to pay for, and you have a practice of collecting payment for, partially completed work that exceeds the amount of any revenue previously collected under the milestone payment terms.

Note 13. Business segments, page F-52

8. We note your response to prior comment 39 and the CODM package provided in Schedule C, which includes discrete financial information for each of the following businesses; Drilling, Subsea, Production Equipment, and Valve Solutions. For each of these businesses, we note that actual results are provided on a monthly basis supplemented with pro forma results on an annual basis. We further note that these pro forma results are calculated as the sum of actual historical results for periods before and after the acquisitions.

The fact that the discrete information is received by the CODM, strongly suggests that such information is used in making decisions about resources and assessing performance. Accordingly, further explain to us why you believe the businesses identified in your CODM package do not represent operating segments. As part of your response, please provide us with the following:

- A copy of the financial package routinely reviewed by the board of directors;

- A more detailed discussion of the process through which the CODM makes resource allocation decisions and assesses performance;

- A reasonably detailed discussion of the capital and operating process; and,

- A reasonably detailed discussion of how the compensation of the segment presidents and the business unit managers is determined, including the related approval processes.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Cannarella at (202) 551-3337 or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Sarah K. Morgan
        Vinson & Elkins L.L.P.